March 18, 2011

Via EDGAR

Patrick Gilmore

Accounting Branch Chief

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4561

Re:	Solera Holdings, Inc.
Form 10-K for the Fiscal Year Ended June 30, 2010
Filed September 2, 2010
File No. 001-33461

Dear Mr. Gilmore:

Set forth below are the responses of Solera Holdings, Inc. (“Solera” or the “Company”) to the comment letter of February 15, 2011 (the “Comment Letter”) from the Staff of the Securities and Exchange Commission regarding the above-referenced Form 10-K (the “Filing”).

To facilitate your review, the comments contained in the Comment Letter are restated below (using the same numbering as contained in the Comment Letter), followed by Solera’s responses to each comment.

Form 10-K for the Fiscal Year Ended June 30, 2010

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 41

1.	We note from your disclosures on page F-38 that the cumulative amount of undistributed earnings of foreign subsidiaries that you intend to permanently invest and upon which no U.S. income taxes has been provided is $366 million. Please tell us how you considered providing liquidity disclosures to discuss the potential tax impact associated with the repatriation of the undistributed earnings. In this regard, consider disclosing the amount of cash that is currently held by your foreign subsidiaries. We refer you to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release 33-8350.

Patrick Gilmore

Accounting Branch Chief

United States Securities and Exchange Commission

March 18, 2011

At June 30, 2010, the amount of cash associated with permanently reinvested foreign earnings was approximately $160.9 million. We have not repatriated funds to the U.S. in order to satisfy domestic liquidity needs, and we do not anticipate the need to do so during the foreseeable future to satisfy domestic liquidity needs arising in the ordinary course of business, including liquidity needs associated with our domestic debt service requirements. Accordingly, we believe that no additional disclosure was necessary in the Filing to describe the cash requirements of our U.S. operations through the repatriation of the earnings by our foreign subsidiaries. We will provide liquidity disclosures regarding the potential tax and liquidity impact associated with the repatriation of undistributed foreign earnings, including the amount of cash that is held by our foreign subsidiaries, in future filings of our Annual Reports on Form 10-K.

Consolidated Financial Statements

15. Segment and Geographic Information

Segment Information, page F-40

2.	We note your disclosure of "Income (loss) before income tax provision and noncontrolling interests" in the tables on page F-41. Although your description indicates that these amounts are "before" noncontrolling interests we note that these amounts appear to include noncontrolling interest. Please advise.

We agree that “Income (loss) before income tax provision and noncontrolling interests” provided in the tables on page F-41 includes the noncontrolling interests’ share of income (loss). The current disclosure was intended to convey that the correlating amounts represent income (or loss) before deducting income tax provision and before deducting noncontrolling interests’ share of income (i.e., the amounts include the income tax provision and noncontrolling interests’ share of income). We believe that this is an accurate description. However, we will revise the description in future filings of our Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q to describe the disclosure of the measure of segment profit and loss as “Income (loss) before income tax provision” which is consistent with our disclosure in previous filings and consistent with the disclosure in our consolidated statement of operations included on page F-4 in the Filing.

Patrick Gilmore

Accounting Branch Chief

United States Securities and Exchange Commission

March 18, 2011

3.	Your disclosures here and on page 29 indicate that you evaluate the performance of your reportable segments based on "adjusted EBITDA". However, we note that you have not disclosed this measure nor have you provided a discussion of this measure in your MD&A. Please tell us how you considered providing this disclosure and tell us how your current disclosure complies with ASU 280-10-50-22. Please also see Section 104 of our Compliance and Disclosure Interpretations related to Non-GAAP Financial Measures at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm for additional guidance.

We confirm that, as disclosed on page F-41 and page 29, our Chief Operating Decision Maker (“CODM”), who is our Chief Executive Officer, primarily evaluates the performance of our reportable segments based on Adjusted EBITDA, which is a non-GAAP financial measure that represents GAAP net income excluding interest expense, provision for income taxes, depreciation and amortization, stock-based compensation expense, restructuring charges, asset impairments and other costs associated with exit or disposal activities, other (income) expense, and acquisition-related costs. However, our CODM also evaluates the performance of our reportable segments based on income (loss) before income taxes by reportable segment, and is provided a reconciliation of Adjusted EBITDA to income (loss) before income taxes by reportable segment.

Since income (loss) before income taxes is a GAAP financial measure as compared to Adjusted EBITDA, which is non-GAAP, we disclosed in the Filing income (loss) before income taxes as the measure of segment profit and loss consistent with the guidance in ASC 280-10-50-28 which indicates that if a CODM uses more than one measure of a segment’s profit or loss, the reported measure should be “those that management believes are determined in accordance with the measurement principles most consistent with those used in measuring the corresponding amounts in the public entity’s consolidated financial statements”.

Patrick Gilmore

Accounting Branch Chief

United States Securities and Exchange Commission

March 18, 2011

We believe the information disclosed in the Filing provides investors with sufficient information to adequately evaluate the performance of our reportable segments. However, in future filings, we will disclose in our relevant financial statement footnote that our CODM evaluates segment performance using both income (loss) before income taxes and Adjusted EBITDA, and will provide the corresponding disclosure in MD&A.

Patrick Gilmore

Accounting Branch Chief

United States Securities and Exchange Commission

March 18, 2011

In response to the request of the Staff, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or comments, please contact me at (858) 724-1600, or Mark Leahy of Fenwick & West LLP, our outside legal counsel, at (650) 988-8500.

Sincerely,

/s/ Jason M. Brady
Jason M. Brady Senior Vice President, General Counsel and Secretary

cc:	Christine Davis, Securities and Exchange Commission
David Edgar, Securities and Exchange Commission
Tony Aquila, Solera Holdings, Inc.
Renato Giger, Solera Holdings, Inc.
Mark Leahy, Fenwick & West LLP
Fred Poska, Deloitte & Touche LLP